UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETRÓLEOS MEXICANOS ANNOUNCES THE EXPIRATION, EXPIRATION DATE RESULTS AND INCREASE IN THE MAXIMUM TENDER AMOUNT WITH RESPECT TO ITS PREVIOUSLY ANNOUNCED PRIVATE CASH TENDER OFFERS

September 19, 2019

MEXICO CITY, MEXICO – Petróleos Mexicanos (“PEMEX”) today announced the expiration, expiration date results and increase in the maximum tender amount with respect to its previously announced offers to purchase (the “Tender Offers”) any and all of its outstanding securities set forth in the table below (the “Securities”).

The Tender Offers were made pursuant to the terms and subject to the conditions set forth in the offer to purchase, dated September 12, 2019 (the “Offer to Purchase”) and the related notice of guaranteed delivery (the “Notice of Guaranteed Delivery” and, together with the Offer to Purchase, the “Offer Documents”).

The Tender Offers expired at 5:00 p.m. (New York City time) on September 18, 2019 (the “Expiration Date”). The settlement date with respect to the Tender Offers will occur promptly following the Expiration Date and is expected to be September 23, 2019 (the “Settlement Date”).

The following table sets forth the aggregate principal amount of Securities validly tendered in the Tender Offers and not validly withdrawn, and the aggregate principal amount of Securities reflected in the Notices of Guaranteed Delivery delivered, at or prior to the Expiration Date.

Series of Securities	Acceptance Priority Level	CUSIP	ISIN	Principal Amount Outstanding	Principal Amount Tendered by the Expiration Date and Accepted for Purchase	Principal Amount Reflected in Notices of Guaranteed Delivery
6.000% Notes due 2020	1	71654QAW2 71656LAC5 71656MAC3	US71654QAW24 US71656LAC54 US71656MAC38	U.S.$816,983,000	U.S.$491,803,000	U.S.$677,000
3.500% Notes due 2020	2	71654QBU5 71656LBC4 71656MBC2	US71654QBU58 US71656LBC46 US71656MBC29	U.S.$682,697,000	U.S.$224,946,000	U.S.$18,678,000
5.500% Notes due 2021	3	71654QAX0 71656LAD3 71656MAD1	US71654QAX07 US71656LAD38 US71656MAD11	U.S.$3,000,000,000	U.S.$1,897,615,000	U.S.$287,000
6.375% Notes due 2021	4	71654QCA8 71656LBJ9 71656MBJ7	US71654QCA85 US71656LBJ98 US71656MBJ71	U.S.$1,250,000,000	U.S.$883,827,000	U.S.$3,753,000
8.625% Bonds due 2022	5	706451AG6 70645JAH5 70645KAH2	US706451AG65 US70645JAH59 US70645KAH23	U.S.$160,245,000	U.S.$17,316,000	–
Floating Rate Notes due 2022	6	71654QCF7 71656LBN0 71656MBN8	US71654QCF72 US71656LBN01 US71656MBN83	U.S.$1,000,000,000	U.S.$96,930,000	U.S.$40,000
5.375% Notes due 2022	7	71654QCE0 71656LBP5 71656MBP3	US71654QCE08 US71656LBP58 US71656MBP32	U.S.$1,500,000,000	U.S.$235,177,000	U.S.$50,000
4.875% Notes due 2022	8	71654QBB7 71656LAL5 71656MAL3	US71654QBB77 US71656LAL53 US71656MAL37	U.S.$2,100,000,000	U.S.$361,001,000	U.S.$669,000
3.500% Notes due 2023	9	71654QBG6 71656LAP6 71656MAP4	US71654QBG64 US71656LAP67 US71656MAP41	U.S.$2,100,000,000	U.S.$344,378,000	U.S.$5,516,000
4.625% Notes due 2023	10	71654QCD2 71656LBL4 71656MBL2	US71654QCD25 US71656LBL45 US71656MBL28	U.S.$2,069,302,000	U.S.$427,495,000	U.S.$7,739,000

In order to be eligible to participate in the Tender Offers, holders of Securities reflected in Notices of Guaranteed Delivery received by PEMEX prior to the Expiration Date must deliver such Securities to PEMEX by 5:00 p.m. (New York City time) on September 20 (the “Guaranteed Delivery Date”).

PEMEX will accept for purchase all of the Securities validly tendered and not validly withdrawn on or prior to the Expiration Date, and will accept all of the Securities validly delivered on or prior to the Guaranteed Delivery Date.

In order to be able to accept for purchase all of the Securities validly tendered and not validly withdrawn, and all of the Securities reflected in Notices of Guaranteed Delivery received by PEMEX, in each case on or prior to the Expiration Date, PEMEX is increasing the maximum tender amount, which consists of the maximum aggregate principal amount of all Securities that PEMEX offered to purchase in the Tender Offers, from U.S.$5.0 billion to U.S.$5,017,897,000. As a result, the Maximum Tender Condition described in the Offer to Purchase has been satisfied with respect to each Tender Offer. Except as described herein, the terms of the Tender Offers remain unchanged.

In addition to the applicable tender consideration, Holders whose Securities are accepted for purchase will be paid the applicable accrued and unpaid interest on such Securities to, but not including, the Settlement Date, together with any additional amounts thereon. Interest will cease to accrue on the Settlement Date for all Securities purchased in the Tender Offers, including those tendered through the guaranteed delivery procedures.

The final principal amount of Securities that will be purchased by PEMEX on the Settlement Date is subject to change based on deliveries of Securities pursuant to the guaranteed delivery procedures described in the Offer to Purchase. A press release announcing the final results of the Tender Offers is expected to be issued on or promptly after the Settlement Date.

* * *

Global Bondholder Services Corporation is acting as the Information Agent and the Tender Agent for the Tender Offers. Questions or requests for assistance related to the Tender Offers or for additional copies of the Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-4500 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offers.

The Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/PEMEX/.

Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, BofA Securities, Inc., Credit Agricole Securities (USA) Inc. and Mizuho Securities USA LLC are acting as dealer managers in connection with the Tender Offers (the “Dealer Managers”).

This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Securities. The Tender Offers are being made solely pursuant to the Offer Documents. The Tender Offers are not being made to holders of Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Tender Offers to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of PEMEX by the Dealer Managers for the Tender Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Tender Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Tender Offers were only available to, and the Tender Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Tender Offers or any of their contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. PEMEX undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated September 12, 2019, relating to the previously announced tender offers by PEMEX.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/s/ EMMANUEL QUEVEDO HERNÁNDEZ
Emmanuel Quevedo Hernández
Associate Managing Director of Finance

Date: September 19, 2019

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward looking statements, which reflect our views about future events and financial performance. We have made forward looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;

•	activities relating to our lines of business;

•	projected and targeted capital expenditures and other costs;

•	trends in international and Mexican crude oil and natural gas prices;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	farm outs, joint ventures and strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;

•	credit ratings and limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;

•	the level of financial and other support we receive from the Mexican Government;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico and the United States;

•	developments affecting the energy sector;

•	changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;

•	receipt of governmental approvals, permits and licenses;

•	natural disasters, accidents, blockades and acts of sabotage or terrorism;

•	the cost and availability of adequate insurance coverage; and

•	the effectiveness of our risk management policies and procedures.

Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.